UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM U5A
(As adopted October 2, 1936)

NOTIFICATION OF REGISTRATION
Filed under Section 5(a) of the Public Utility Holding Company Act of 1935

Date of Filing _____________________________________ File No.__________________

The above to be left blank.

PNM RESOURCES, INC.
Name of Registrant

NOTIFICATION OF REGISTRATION

The undersigned holding company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 5(a) of the Public Utility Holding Company Act of 1935 and furnishes the following information as to the registrant and subsidiary companies thereof.

  Exact name of registrant: PNM RESOURCES, INC.
  Address of principal executive offices: Alvarado Square, Albuquerque, New Mexico 87158
  Name and address of officer to whom notices and communications should be addressed:
  Thomas G. Sategna, Vice President and Corporate Controller

  Submit for registrant and each subsidiary company thereof:
	Col. A	Col. B	Col. C	Col. D
State of
	Name of Company	Organization	Organization	Type of Business
1	PNM Resources, Inc.	Corporation	New Mexico	Holding Company
1.1	Public Service Company of New Mexico	Corporation	New Mexico	Gas and electric utility
1.1.1	PNM Receivables Corporation	Corporation	Delaware	Acquire accounts receivable
1.1.2	Meadows Resources, Inc.	Corporation	New Mexico	Inactive
1.1.2.1	Bellamah Community Development	General partnership	New Mexico	Inactive
1.1.2.2	MCB Financial Group, Inc.	Corporation	Delaware	Inactive
1.1.2.2.1	Bellamah Holding Company	Limited partnership	Delaware	Inactive
1.1.2.2.2	Bellamah Investors Ltd.	Limited partnership	New Mexico	Inactive
1.1.2.2.3	Bellamah Holding Ltd.	Limited partnership	New Mexico	Inactive
1.1.2.2.4	Bellamah Associates Ltd.	Limited partnership	New Mexico	Inactive
1.1.2.2.5	Republic Holding Company	Corporation	Delaware	Inactive
1.1.2.2.5.1	Republic Savings Bank, F.S.B.	Corporation	New Mexico	Inactive
1.2	EIP Refunding Corp.	Corporation	Delaware	Inactive
1.3	PNM Electric and Gas Services	Corporation	New Mexico	Inactive
1.4	Sunterra Gas Gathering Company	Corporation	New Mexico	Inactive
1.5	Sunterra Gas Processing Company	Corporation	New Mexico	Inactive
1.6	Sunbelt Mining Company, Inc.	Corporation	New Mexico	Inactive
1.6.1	Gas Company of New Mexico	Corporation	New Mexico	Inactive
1.7	Avistar, Inc.	Corporation	New Mexico	Energy technology
1.7.1	AMDAX.com	Corporation	Nevada	Interest in software company
1.8	PNMR Services Company	Corporation	New Mexico	Management service company
1.9	Luna Energy Company, LLC	Limited liability company	Delaware	Interest in generation facility

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Albuquerque and State of New Mexico, on the 30th day of December 2004.

                                                                                                                           PNM RESOURCES, INC.
                                                                                                                               (Name of Registrant)

                                                                by:  /s/ Thomas G. Sategna, Vice President and Corporate Controller
                                                                                       (Name)                              (Title)

Attest:

_/s/ K. F. Campbell, Assistant Secretary___
                                   (Title)

VERIFICATION

(Form of verification where deponent is officer of a corporation. Suitable changes may be made for other kinds of companies.)

State of                     New Mexico
County of                  Bernalillo

The undersigned being duly sworn deposes and says that he has duly executed the attached notification of registration dated

December 30, 2004 for and on behalf of PNM RESOURCES, INC. that he is the
                                                                    (Name of Company)

   Vice President and Corporate Controller___ of such company; and that all action by stockholders,
           (Title of Officer)

directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

                                                                                                                           ___/s/ Thomas G. Sategna__
                                                                                                                                         (Signature)

                                                                                                                    ____         Thomas G. Sategna_______
                                                                                                                            (Type or print name beneath)

(OFFICIAL SEAL)

Subscribed and sworn to before me at _____Thomas G. Sategna____________________________,
this __30th____day of ___December, 2004___.

                                                                                                        ______/s/ Sandra L. Sanchez_______
                                                                                                                        (Title of Officer)

My commission expires ___May 20, 2007________